IRREVOCABLE PROXY
EXPIRES AT 5:00 P.M., MARCH 10, 2010

The undersigned irrevocably hereby appoints and assigns as proxy John Rossi, individually, to vote the 23,046,011 shares of common stock of Garb Oil & Power Corporation, (the “Company”) owned by the undersigned held of record as of October 22, 2009, at any annual meeting or special meeting of shareholders of Garb Oil & Power Corporation to be held or called during the term of this proxy, or at any adjournment or adjournments thereof.

The undersigned authorizes and allows the proxy to be voted on the proposals and matters coming before the shareholders at any shareholder meeting as the proxy shall so determine and choose.

This proxy shall expire at 5:00 P.M., March 10, 2010. After that date and time this proxy shall have no force or effect.

DATED:	, 2009.	No. of Shares:

SIGNATURE